Healthaxis Inc.
                     7301 North State Highway 161, Suite 300
                               Irving, Texas 75039

October 10, 2005

Ms. Stephanie Hunsaker
Associate Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

By Facsimile: 202-772-9213    3 pages

Re: Healthaxis Inc.
    Form 10-K for the Fiscal Year Ended
    December 31, 2004
    Filed March 31, 2005
    Forms 8-K filed March 30, 2005 and May 16, 2005
    File No. 000-25797

Dear Ms. Hunsaker:

Thank you for the time you spent in conference with us on October 6 and the open dialogue regarding the accounting for our preferred stock transaction. As you can see, we are passionate in our conviction that this transaction has been properly recorded, with a full understanding of the facts, issues and relevant authoritative accounting literature. Having not reached an agreement with the SEC staff in our conference on October 6, we wish to appeal this matter to Ms. Carol Stacey, Chief Accountant of the Division of Corporate Finance.

Please share our prior correspondence dated August 12 and September 23 with Ms. Stacey, along with this letter. While I will summarize below what we believe to be the fundamental difference of opinion, it is important that Ms. Stacey understand the basis for our position as documented in the prior correspondence.

The fundamental issue in this matter is the fair value of the modified preferred stock and warrants. This is the central issue, whether you are comparing the fair value of the new package vs. the book value of the old preferred stock, or comparing the fair value of the new package to the closing market quote on the day the transaction was closed (to test for beneficial conversion). GAAP directs us to determine the fair value using the quoted market price in cases where there is an active market. We believe that an active market in our stock, sufficient to determine the fair value of the new package did not exist at the time of this transaction and still does not exist today. The activity in our stock on Friday, October 7, illustrates the point. No shares were traded during the entire day, and the spread between bid and asked price was $1.42 to $1.70 on 100 and 200 shares, respectively.


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We believe that our circumstances are very different from those contemplated by the FASB when drafting the "quoted market price" guidance in light of the following factors:

o The close precedent established by a similar block of shares repurchased by the Company in an arms-length transaction only nine months earlier in the UICI transaction (48% of the Company's outstanding common stock was repurchased at a 40% discount to the then public market price). We emphatically believe that this was a fair transaction negotiated at arms-length.

o The number of shares of new preferred stock and warrants issued is extremely large when compared to the number of shares of common stock outstanding at the time (3,850,000 shares of new preferred stock and 1,000,000 warrants issued, compared to 2,768,291 shares of common stock outstanding).

o The number of shares of new preferred stock and warrants compared to the average daily trading volume of 8,350 shares of our common stock over the 30 trading days preceding the closing of the transaction.

o The preferred stock transaction documents imposed significant restrictions on the convertibility and transferability of the shares issued.

o Our use of a leading, independent valuation firm to determine the value of the new package of securities.

o Approval of the accounting treatment of the transaction by two nationally recognized independent public accounting firms (Ernst & Young LLP "reviewed" the transaction for purposes of filing the Form 10-Q relating to the quarter in which the transaction closed, and McGladrey & Pullen, LLP audited the transaction in connection with the preparation of its audit report for the year in which the transaction closed).

As we are intimately familiar with the market for our common stock, we strongly believe that an active market in our stock does not exist. We therefore believe the basis for our determination of fair value is much more compelling and supportable than simply basing value on the closing price on a single day of a highly volatile stock with a very low daily trading volume. We recognize that the concept of fair value is a complex subject and has been given considerable thought by the drafters of our GAAP guidance. We do not believe that one size fits all, and furthermore believe that GAAP would dictate that we record what we believe to be the real fair value and not record a value that we believe to be misleading. We believe the issue is obtaining and recording this transaction based upon an accurate valuation, and that the mechanics used, such as block discounts, have been a sticking point with the staff.

Finally, we wish to address some specific questions from our conference last
Thursday:


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o     The Staff asked why the preferred shareholders would agree to a transaction that would appear to not be to their benefit. The original preferred stock (converted from $22 million debt about two years prior) made it virtually impossible for the company to raise additional capital. The $22 million liquidation preference, $440,000 annual dividend and the ability to block strategic transactions were a roadblock to raising new capital. Eliminating these preferences in exchange for a better conversion ratio and clearing the way for new financing for the Company (which occurred in May 2005) was the most logical way for the preferred shareholders to recover some of their original investment.

o The Staff seems to assign little weight to the UICI transaction, as it appears to be concerned with the arms-length nature of the transaction. The current Healthaxis management team negotiated the transaction with UICI, which is a public company with more than a billion dollar market capitalization. Healthaxis management strongly believes that there are no circumstances that would suggest that the transaction with UICI was negotiated and completed on anything other than an arms-length basis. Page 2 of the Company's September 23 letter sets forth the basis for the Company's views in this regard.

o The Staff questioned the independence of Huron Consulting Group in their capacity as the valuation firm determining the value of the new preferred stock and warrants. The Company had no prior relationship with Huron and, in fact, Huron was among those suggested to the Company by the Company's audit firm, Ernst & Young LLP. The Company invites the Staff to learn more about Huron's reputation for excellence (which can easily be accessed, as Huron is itself a publicly held company).

We are available for a conference call with Ms. Stacey to discuss our views and will be in touch with you to make the arrangements. My telephone number is 972-443-5004 should you need to reach me.

Very truly yours,


/s/ Jimmy D. Taylor
-------------------------
Jimmy D. Taylor
Chief Financial Officer

Cc: Ms. Lisa Mitrovich
    Mr. Patrick Gilmore
    Mr. James W. McLane, Chairman of the Board
    Mr. John M. Carradine, President and Chief Executive Officer
    Mr. J. Brent Webb, Secretary and General Counsel
    Mr. Thomas L. Cunningham, Audit Committee Chairman
    Mr. John McKnight, Locke-Liddell & Sapp, LLP.
    Mr. Bob Allen, McGladrey & Pullen, LLP.
    Mr. Jay Hanson, McGladrey & Pullen, LLP.